UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Ford Credit Floorplan Master Owner Trust A
(Issuer of the notes)

Ford Motor Credit Company
(Exact name of Sponsor as specified in its charter)

Ford Credit Floorplan Corporation	Ford Credit Floorplan LLC

(Exact name of registrants as specified in their respective charters)

Delaware	Delaware
(State or Other Jurisdiction of Incorporation)	(State or Other Jurisdiction of Incorporation)

333-132560	38-2973806	333-132560-01	38-3372243
(Commission File Number)	(I.R.S. Employer	(Commission File Number)	(I.R.S. Employer
	Identification No.)		Identification No.)

Ford Credit Floorplan Corporation		Ford Credit Floorplan Corporation
c/o Ford Credit SPE Management Office		c/o Ford Credit SPE Management Office
c/o Ford Motor Company		c/o Ford Motor Credit Company
World Headquarters - Suite 322-E1		World Headquarters - Suite 322-E1
One American Road		One American Road
Dearborn, Michigan	48126	Dearborn, Michigan	48126
(Address of Principal Executive Offices)	(Zip Code)	(Address of Principal Executive Offices)	(Zip Code)

(313) 594-3495	(313) 594-3495
(Registrant's telephone number including area code)	(Registrant's telephone number including area code)

Class A Floating Rate Asset Backed Notes
Class B Floating Rate Asset Backed Notes
(Title of each class of securities covered by this Form)

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: NONE

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:   33

Pursuant to the requirements of the Securities Exchange Act of 1934, Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC have caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: January 22, 2007	Ford Credit Floorplan Corporation
(Registrant)
By:	/s/ Joseph P. Topolski
Joseph P. Topolski
Assistant Secretary

Date: January 22, 2007	Ford Credit Floorplan LLC
(Registrant)
By:	/s/ Joesph P. Topolski
Joesph P. Topolski
Assistant Secretary